Exhibit 99.1

Notice of Annual General Meeting and Availability of Proxy Materials

Notice is hereby given that Stantec Inc. ("Stantec" or the "Company") will hold its annual general meeting:

When: Thursday, May 6, 2021
10:30 AM (MDT)

Where: Virtual Meeting
via live audio webcast online at
https://web.lumiagm.com/204079726
password: stantec2021 (case sensitive)

The meeting will be held to address the following business:

	Business of the Meeting	For more information
1	Receive Stantec's financial statements for the year ended December 31, 2020, together with the auditor's report on those statements	Page 13 of the Circular and Stantec's 2020 Annual Report
2	Elect each of the directors of Stantec to hold office until the end of the next annual meeting or until their successors are appointed	Pages 13 and 17 of the Circular
3	Appoint the auditors of Stantec and authorize the directors to fix the auditor's remuneration	Page 14 of the Circular
4	Consider a nonbinding advisory resolution on Stantec's approach to executive compensation	Page 14 of the Circular
5	Consider a resolution ratifying, confirming, and approving an amendment and restatement of Stantec's general By-Law No. 1	Page 15 of the Circular
6	Transact any other business as may properly be brought before the meeting	

The board has fixed the close of business on March 17, 2021, as the record date for the determination of shareholders entitled to notice of and to vote at the meeting. Only shareholders of record on that date are entitled to vote on the matters listed in this Notice.

NOTICE-AND-ACCESS

As permitted by Canadian securities regulators, Stantec is using the "notice-and-access" mechanism for delivery of its Management Information Circular ("Circular") for our annual general shareholder meeting to both registered and beneficial shareholders. This means that our Circular is being posted online for you to access, rather than being mailed out. This Notice includes information on how to access our Circular online and how to request a paper copy. Notice-and-access gives shareholders more choice, substantially reduces our printing and mailing costs, and is environmentally friendly as it reduces paper and energy consumption.

WHERE YOU CAN ACCESS THE CIRCULAR

On our website: stantec.com
under Investors // Financial Information

On SEDAR: sedar.com

On EDGAR: sec.gov

It is very important that you read the Circular carefully before voting your shares.

Stantec Inc.

VOTING Please note that you cannot vote by returning this Notice. You will find enclosed with this Notice a form of proxy or a voting instruction form that you can use to vote your shares of Stantec. You may vote your shares on the Internet, by phone, fax or mail. Please refer to the instructions on your separate proxy or voting instruction form on how to vote using these methods. REGISTERED SHAREHOLDERS: Computershare must receive your proxy form or you must have voted by Internet or telephone before 10:30 AM (MDT) on Tuesday, May 4, 2021. BENEFICIAL SHAREHOLDERS: Your intermediary must receive your voting instructions with sufficient time for your vote to be processed before 10:30 AM (MDT) on Tuesday, May 4, 2021, in accordance with your intermediary’s instructions. If you vote by Internet or telephone, you must do so prior to 10:30 AM (MDT) on Tuesday, May 4, 2021. This year, to help keep our communities, shareholders, employees, and other stakeholders safe, we will hold a virtual - only meeting, which will be conducted via live audio webcast. Please see the attached Circular on how to participate at the meeting. HOW TO REQUEST A PAPER COPY OF THE CIRCULAR Upon request, Stantec will provide a paper copy of the Circular to any shareholder, free of charge, for a period of one year from the date the Circular is filed on SEDAR. Here is how you can request a paper copy: Before The Meeting If you are a registered shareholder, call Computershare’s fulfillment service line at 1 - 866 - 962 - 0498 (toll - free). If you are a beneficial shareholder, call Broadridge’s fulfillment service line at 1 - 877 - 907 - 7643, 1 - 844 - 916 - 0609 (English), or 1 - 844 - 973 - 0593 (French). You can also request a copy at stantec.com. Please note that you will not receive another form of proxy or voting instruction form; please retain your current one to vote your shares. After The Meeting Call 1 - 877 - 907 - 7643 If your request is made before the date of the meeting, the Circular will be sent to you within three business days of receipt of your request. If the request is made on or after May 6, 2021, the Circular will be sent to you within ten calendar days of receiving your request. To ensure receipt of the paper copy in advance of the voting deadline and meeting date, we estimate that your request must be received no later than 10:30 AM (MDT) on Monday, April 26, 2021 (this factors the three business day period for processing requests as well as typical mailing times). If you have any questions regarding this Notice, notice - and - access, or the meeting, please call  Computershare at 1 - 800 - 564 - 6253 (if you are a registered shareholder) or  Broadridge Investor Communication Solutions at 1 - 844 - 916 - 0609 (English) or 1 - 844 - 973 - 0593 (French) (if you are a beneficial shareholder) By order of the board of directors , Paul J. D. Alpern Senior Vice President, Secretary and General Counsel March 17, 2021 Stantec Inc.